UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Duncan Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

265026 10 4

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

February 5, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan L. Duncan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
5,351,571
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
5,351,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan Duncan LLC 76 0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
5,351,571
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
5,351,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
OO- limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPE Holdings, LLC 13 4297068
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
5,351,571
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
5,351,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
OO-limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise GP Holdings L.P. 20 2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
5,351,571
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
5,351,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products GP, LLC 76 0568221
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
5,351,571
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
5,351,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Partners L.P. 76 0568219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,351,571
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
5,351,571
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products OLPGP, Inc. 83 0378402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,351,571
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
5,351,571
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.	265026 10 4
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Products Operating L.P. 76 0568220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,351,571
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
5,351,571
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,351,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%
14	TYPE OF REPORTING PERSON
PN

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) in Duncan Energy Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana, 10th Floor, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D is 5,351,571, which constitutes approximately 26.4% of the total number of Common Units outstanding.

Item 2. Identity and Background.

This Schedule 13D is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability Company (“DD LLC”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”), Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”), Enterprise Products GP, LLC, a Delaware limited liability company (“EPD GP”), Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”), Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”) and Enterprise Products Operating L.P., a Delaware limited partnership (“EPD OLP”). Dan Duncan, DD LLC, EPE GP, EPE, EPD GP, EPD, OLPGP and EPD OLP are collectively referred to herein as the “Reporting Persons.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of DEP Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). Also, Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of the EPE. EPE is the sole member of EPD GP. The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in EPD, equity interests in EPE and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana, Suite 1000, Houston, Texas 77002.

EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPE owns 100% of the equity interests in EPD GP. EPE has no independent operations, and its principal functions are to directly hold a 100% membership interest in EPD GP and 13,454,498 Common Units of EPD. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD GP owns a 2.0% general partner interest in EPD. EPD GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD owns 100% of the equity interests in OLPGP and 99.999% of the limited partner interests in EPD OLP. EPD’s principal business includes natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; and offshore production platform services. EPD’s principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

OLPGP owns a 0.001% general partner interest in EPD OLP. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPD OLP and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD OLP is an indirect wholly owned subsidiary of EPD. EPD OLP has no independent operations, and its principal functions are to act as an operating subsidiary of EPD and directly hold equity interests in the Issuer. EPD OLP’s principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of OLPGP and the managers and executive officers of DD LLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 5, 2007, the Issuer completed its initial public offering of an aggregate of 14,950,000 Common Units (the “Offering”). In connection with the Offering, the Issuer entered into a Contribution, Conveyance and Assumption Agreement dated as of February 5, 2007 (the “Contribution Agreement”), with EPD OLP, DEP Holdings, LLC, DEP OLPGP, LLC and DEP Operating Partnership, L.P., pursuant to which EPD OLP contributed certain equity interests to the Issuer in exchange for 7,301,571 Common Units.

In connection with the Offering, the Issuer granted the underwriters the right to purchase up to an aggregate 1,950,000 Common Units (the “Option”). The underwriters fully exercised the Option in connection with the closing of the Offering and accordingly (a) the Issuer redeemed 1,950,000 Common Units from EPD OLP and (b) the Issuer issued 1,950,000 Common Units to the public.

Item 4. Purpose of the Transaction.

The purpose of the Reporting Persons’ acquisition of the Common Units on February 5, 2007 was to hold such Common Units for investment purposes.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of this Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

After giving effect to the transactions and distributions on February 5, 2007 described above:

(a) EPD OLP holds directly 5,351,571 Common Units, representing approximately 26.4% of the outstanding Common Units of the Issuer.

OLPGP holds no Common Units directly but it is the sole general partner of EPD OLP. Accordingly, OLPGP has an indirect beneficial ownership in the 5,351,571 Common Units owned by EPD OLP.

EPD holds no Common Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPD OLP.

EPD GP holds no Common Units directly, but is the 2.0% general partner of EPD, and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPD OLP.

EPE holds no Common Units directly, but is the sole member of EPD GP and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPD OLP.

EPE GP holds no Common Units directly, but is the 0.01% general partner of EPE and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPD OLP.

DD LLC holds no Common Units directly, but is the sole member of EPE GP and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPD OLP.

Dan Duncan holds no Common Units directly, but is the sole member of DD LLC and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPD OLP.

(b) As set forth herein, EPD OLP has voting and dispositive power over the 5,351,571 Common Units it directly owns.

As set forth herein, OLPGP, as general partner of EPD OLP, has sole voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

As set forth herein, EPD, as the sole stockholder of OLPGP, has sole voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

As set forth herein, EPE, as sole member of EPD GP, has shared voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

As set forth herein, EPE GP, as general partner of EPE, has shared voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

As set forth herein, DD LLC, as sole member of EPE GP, has shared voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

As set forth herein, Dan Duncan, as sole member of DD LLC, has shared voting and dispositive power over the 5,351,571 Units owned directly by EPD OLP.

(c) Except as otherwise set forth herein, none of the Reporting Persons or, to the Reporting Person’s knowledge has effected any transactions in Common Units in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

Underwriting Agreement

In connection with the Offering, Dan L. Duncan and EPD OLP entered into a 180-day lock-up agreement with the underwriters, pursuant to which such Reporting Persons agreed not to offer for sale, pledge, announce the intention to sell or otherwise dispose of, or enter into any swap or other derivatives transaction with respect to, any Common Units of the Issuer. Subject to certain exceptions, the lock-up period will expire 180 days after January 30, 2007.

Issuer Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 –

Underwriting Agreement dated as of January 30, 2007, by and between Duncan Energy Partners L.P., DEP Holdings, LLC, DEP OLPGP, LLC, DEP Operating Partnership, L.P., Enterprise Products Operating L.P. and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 5, 2007)

Exhibit 99.2 –

Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P., dated effective as of February 5, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 5, 2007).

Exhibit 99.3 –

Contribution, Conveyance and Assumption Agreement, dated as of February 5, 2007, by and among Enterprise Products Operating L.P., DEP Holdings, LLC, Duncan Energy Partners L.P., DEP OLPGP, LLC and DEP Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 5, 2007).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

/s/ Dan L. Duncan _ Dan L. Duncan

DAN DUNCAN LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

ENTERPRISE PRODUCTS OPERATING L.P. By: Enterprise Products OLPGP, Inc., its general partner By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary

ENTERPRISE PRODUCTS OLPGP, INC. By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary

ENTERPRISE PRODUCTS PARTNERS L.P. By: Enterprise Products GP, LLC, its general partner By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary

ENTERPRISE PRODUCTS GP, LLC By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary

EPE HOLDINGS, LLC, its General Partner By: DAN DUNCAN LLC, its Sole Member By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

ENTERPRISE GP HOLDINGS L.P. By: EPE HOLDINGS, LLC, its General Partner By: DAN DUNCAN LLC, its Sole Member By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President and Manager

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS OLPGP, INC.

Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation

Dan L. Duncan	Chairman and Director; Chairman and Director of EPCO Holdings, Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC and President and Manager of DD LLC

Robert G. Phillips	President and Chief Executive Officer; Director President and Chief Executive Officer of Enterprise Products GP, LLC and Director of EPE Holdings, LLC

Ralph S. Cunningham	Group Executive Vice President and Chief Operating Officer Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC

Richard H. Bachmann

Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

President and Chief Executive Officer of DEP Holdings, LLC

Michael A. Creel

Executive Vice President and Chief Financial Officer; Director

Executive Vice President and Chief Financial Officer of EPCO Holdings, Enterprise Products GP, LLC and DEP Holdings, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

James H. Lytal	Executive Vice President Executive Vice President of Enterprise Products GP, LLC

A. J. Teague	Executive Vice President Executive Vice President of Enterprise Products GP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and Manager;

Chairman and Director of EPCO, Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

President and Chief Executive Officer of DEP Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager;

President and Chief Executive Officer and Director of EPCO